Via Facsimile and U.S. Mail
Mail Stop 6010

March 8, 2006

Mr. Keith E. Palmer
Executive Vice President of Finance, Chief Financial Officer
and Treasurer (Principal Accounting Officer)
American Bio Medica Corp
122 Smith Road
Kinderhook, NY 12106

Re: American Bio Medica Corp
        Form 10-KSB for the Fiscal Year Ended December 31, 2005
        Form 10-QSB for the Quarterly Period Ended March 31, 2006
        Form 10-QSB for the Quarterly Period Ended June 30, 2006
        File No. 000-28666

Dear Mr. Palmer:

        We have completed our review of your Form 10-KSB and your Forms 10-QSB
and have no further comments at this time.

                                Sincerely,

                                Jim Atkinson
                                Accounting Branch Chief